Terms of the Notes

The Capped Buffered Return Notes provide you 1:1 upside exposure to increases in the value of the Least Performing Underlying, subject to the Max Return, if the Ending Value of the Least Performing Underlying is greater than its Starting Value. If the Ending Value of the Least Performing Underlying is equal to or less than its Starting Value but greater than or equal to its Threshold Value, you will receive the principal amount of your Notes at maturity. However, if the Ending Value of the Least Performing Underlying is less than its Threshold Value, there is leveraged exposure to declines in the Least Performing Underlying, beyond a 15% decline, and you will lose some or all of your investment in the Notes. The Notes will not pay interest. At maturity, you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 2 years.
Underlying:	The iShares® MSCI EAFE ETF (Bloomberg symbol: “EFA”) and the iShares® MSCI Emerging Markets ETF (Bloomberg symbol: “EEM”).
Pricing and Issue Dates*:	November 17, 2020 and November 20, 2020, respectively
Max Return:	At least $1,420.00 per Note, which represents a return of at least 42.00% over the principal amount. The actual Max Return will be determined on the pricing date.
Threshold Value:	With respect to each Underlying, 85% of its Starting Value.
Threshold Rate:	The quotient of the Starting Value of the Least Performing Underlying divided by its Threshold Value (expressed as a percentage), which equals approximately 117.647%.
Initial Estimated Value Range:	$950.00 - $980.00 per Note.
Underwriting Discount:*	$17.50 (1.75% of the public offering price) per Note.
CUSIP:	09709T2K6
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105720000321/form424b2.htm

*Subject to change

Redemption Amount Determination

Is the Ending Value of the Least Performing Underlying greater than its Starting Value?
Yes
You will receive:
$1,000 + [$1,000 × (Underlying Return of the Least Performing Underlying)], subject to the Max Return
No
Is the Ending Value of the Least Performing Underlying greater than or equal to its Threshold Value?
Yes
You will receive $1.000
No
You will receive:
$1,000 − [$1,000 × Threshold Rate × ((Threshold Value of the Least Performing Underlying − Ending Value of the Least Performing Underlying) / Starting Value of the Least Perfoming Underlying)]
In this case, the Redemption Amount will be less than the principal amount and you could lose up to 100% of your principal amount

Hypothetical Payout Profile

Underlying Return of the Least Performing Underlying	Redemption Amount per Note(1)(2)	Return on the Notes
60.00%	$1,420.00	42.000%
50.00%	$1,420.00	42.000%
10.00%	$1,100.00	10.000%
5.00%	$1,050.00	5.000%
0.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
85.00(2)	$1,000.00	0.00%
-20.00%	$941.18	-5.882%
-30.00%	$823.53	-17.647%
-50.00%	$588.24	-41.176%
-100.00%	$0.00	-100.000%

(1)      The Redemption Amount per Note has been rounded down to 2 decimal places.

(2)      The Redemption Amount per Note cannot exceed the Max Return.

(3)      This is the Underlying Return which corresponds to the Threshold Value.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	The Notes do not bear interest.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payments on the Notes are subject to the credit risk of BofA Finance and the Guarantor, and actual or perceived changes in BofA Finance or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The payments on the Notes will not reflect changes in the level of the Underlyings other than on the Valuation Date.
•	Because the Notes are linked to the least performing (and not the average performance) of the Underlyings, you may not receive any return on the Notes and may lose some or all of your principal amount even if the Ending Value of one Underlying is always greater than or equal to its Threshold Value.
•	The Notes are subject to risks associated with foreign securities markets.
•	An investment in the Notes is subject to foreign currency exchange risk.
•	The anti-dilution adjustments will be limited.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated November 13, 2020, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.